SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For Jul 2020

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of Jul 2020, incorporated by reference herein:

Exhibit

99.1 Release

dated Jul 29, 2020,

“CHANGES TO THE BOARD OF DIRECTORS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: Jul 29, 2020 By:

/s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD

NYSE trading symbol: DRD
(“ Company ”)

CHANGES TO THE BOARD OF DIRECTORS

In compliance

with paragraph

3.59(a) of

the JSE

Limited Listings

Requirements, shareholders

are
advised that Mr

Timothy John

Cumming and Ms

Charmel Flemming have

been appointed as
non-executive director

and independent

non-executive director,

respectively,

of the

Company,

with
effect from 1 August 2020.

Timothy holds

a B.Sc

(Hons)

in Civil

Engineering from

the University

of Cape

Town

and an

MA in
Philosophy, Politics

and Economics

from Oxford

University. He

started his

career as

a Management
Trainee at

Anglo-American Corporation

and has

a wealth

of experience

in the

financial services
industry, gained

through various senior

roles such as chief

executive officer and

managing director of
certain division

s

within the

Old Mutual

Group, general

manager at

Allan Gray

Limited and

head of
investment research

at HSBC

Securities

(SA). Timothy

is the

founder and

partner of

Scatterlinks
Proprietary Limited

and an

independent non-executive

director of

Sibanye-Stillwater Limited

and
Nedgroup Investments

(SA) and

serves as

a non-executive

chairman of

Riscura Holdings

Limited.
Timothy also

serves as

chairman of

the Woodside

Endowment Trust

and is

the chairman

of the
Investment Committee and

a member of

the Finance Committee

of the Mandela Rhodes

Foundation.
He also serves

on the advisory

board of Greenpop

a not-for-profit organisation

on a mission

to plant
trees, green communities and empower environmental stewards

across Sub-Saharan Africa.

Charmel holds

a B.Acc

(Hons) from

the University

of the

Free State

and is

a qualified

Chartered
Accountant (South Africa) with 10 years’

post articles experience primarily

within the mining space. She
started her career as a trainee

accountant at KPMG South Africa

and held various positions within the
De Beers Group over a

period of 11

years. She also served as a

trustee on the boards

of both the De
Beers Benefit

Society Medical

Aid and

De Beers

Pension Fund

from 2014

to 2018.

Charmel is

the
founder and chief

executive officer

of F Twelve

and is

also a non-executive

director at

Acorn Agri

&
Food Limited and at ATKV.

The board of directors of the

Company welcomes Timothy

and Charmel,

and looks forward to working
with them.

Johannesburg

29 July 2020

Sponsor

One Capital